EXHIBIT 99.1

[FOUR SEASONS LOGO]                                                         NEWS


APRIL 25,  2005 --  TORONTO,  CANADA -- FOUR  SEASONS  HOTELS  INC.  (TSX SYMBOL
"FSH.SV"; NYSE SYMBOL "FS") announces that it will adopt the US dollar as its reporting currency effective commencing the first quarter of 2005.

The Company has historically prepared the consolidated financial statements in Canadian dollars. Effective for the quarter ended March 31, 2005, we have adopted US dollars as our reporting currency. With the majority of our management fee revenues in US dollars, reporting in US dollars will reduce the volatility on reported results relating to the impact of fluctuations in the rate of exchange between the US and Canadian dollars relating to these revenues and, as a result, we believe it will provide the financial statement users with more meaningful information. We have not changed the functional currencies of the Company or any of its subsidiaries.

Consolidated financial statement schedules in US dollars for the quarters and full years of 2004 and 2003, including the applicable foreign exchange rates,
are           available           on          our           website           at
http://www.fourseasons.com/pdfs/press/Financial_Statements_in_US_Dollars.pdf.
The consolidated financial statement schedules in Canadian dollars have been translated to US dollars using the foreign exchange rates applicable at each balance sheet date for assets and liabilities, and the weighted average exchange rates of the corresponding quarters for the consolidated statements of operations, consolidated statements of cash provided by operations and consolidated statements of cash flow. Equity transactions have been translated to US dollars at the historical exchange rates for 2004 and 2003 with opening equity accounts on January 1, 2003 translated at the exchange rate on that date. Any resulting exchange gain or loss was charged or credited to "Equity adjustment from foreign currency translation" included as a separate component of shareholders' equity.

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Dedicated to continuous  innovation  and the highest  standards of  hospitality,
Four Seasons invented luxury for the modern traveller. From elegant surroundings of the finest quality, to caring, highly personalised 24-hour service, Four Seasons embodies a true home away from home for those who know and appreciate the best. The deeply instilled Four Seasons culture is personified in its employees - people who share a single focus and are inspired to offer great service. Founded in 1960, Four Seasons has followed a targeted course of
expansion,   opening   hotels  in  major  city  centers  and  desirable   resort
destinations around the world. Currently with 66 hotels in 29 countries, and more than 20 properties under development, Four Seasons will continue to lead luxury hospitality with innovative enhancements, making business travel easier and leisure travel more rewarding. For more information on Four Seasons, visit www.fourseasons.com.

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CONTACT:          BARBARA HENDERSON
                  VICE PRESIDENT, CORPORATE FINANCE
                  (416) 441-4329